UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

31 March, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 31 March, 2026, Guardian Metal Resources PLC issued a press release titled “Total Voting Rights.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 31 March, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Total Voting Rights dated 31 March, 2026.

31 March 2026

Guardian Metal Resources plc

("Guardian Metal" or the "Company")

Total Voting Rights

In accordance with the Financial Conduct Authority's ("FCA") Disclosure and Transparency Rules, the Company hereby announces that as at 31 March 2026 there were 194,007,981 ordinary shares of £0.01 each in issue, none of which are held in treasury. Therefore, the total number of voting rights in the Company is 194,007,981.

The above figure of 194,007,981 may be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

The Directors of the Company are responsible for the release of this announcement.

For further information in the United States contact the following:

Edelman Smithfield Financial PR in the United States	guardianmetal@edelmansmithfield.com

For further information in the United Kingdom contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7078 8496
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (LON: GMET, OTCQX: GMTLF, NYSE A: GMTL) is a U.S.-focused exploration-stage company focused on tungsten in Nevada, United States. Its principal tungsten asset is the Pilot Mountain project, followed by the Tempiute project, which are both situated in historic tungsten districts with well-known occurrences of mineralization that have seen prior tungsten mining activity by third parties.